Mail Stop 3561

July 10, 2008

Jodi Stevens, President
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, CO 80202

> **Re:** **Forever Valuable Collectibles, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 24, 2008**
> **File No. 333-148935**

Dear Ms. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment one in our letter dated May 14, 2008. We further note that you have provided additional factual background concerning your business; including the fact that you are a development stage company formed within the past year and that you have no significant business operations, revenues or assets. As such, please disclose whether you have any plans to engage in a merger or acquisition with another company or companies, or other entity. Please also specifically state in your prospectus, if true, that you are not a blank check company and that Rule 419 of Regulation C does not apply to you with an accompanying explanation as to why.

2. We also note that you provided us with a security balance detail that shows SHC LLC owning 11,475,000 shares. Your prospectus discloses that you hold 11,000,000 shares. Considering it would appear that you have common control over the shares held by SHC, please revise your disclosure to reflect the additional amount or tell us why you believe that only 11,000,000 shares should be attributed to you. Please also explain why the shares held by X-Clearing are not attributed to you.

3. Further, we also note the explanation you provided with respect to how the shareholders of Fincor acquired their shares. We note the issuance of 11,475,000 shares to you, 300,000 shares to your counsel and 100,600 shares in the private placement, which amounts total 11,875,600 shares. Considering Fincor has 11,920,600 shares outstanding, please tell us under what circumstances the remaining shares were issued.

* * * * *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.